Exhibit 99

Scripps, Journal merging broadcast operations, spinning off newspapers
Transaction will create two focused public companies,
one built upon TV, the other newspapers

•	The spinoffs and mergers create two industry-focused companies positioned for success.

•	The E.W. Scripps Company, based in Cincinnati, will own and operate television and radio stations serving 27 markets and reaching 18 percent of U.S. television households. Scripps will be the fifth-largest independent TV group in the country.

•	Journal Media Group, a newly formed newspaper publishing entity, will be headquartered in Milwaukee and operate in 14 markets.

•	Scripps shareholders will own 69 percent of the combined broadcasting company and 59 percent of the newly formed Journal Media Group. Journal Communications shareholders will own 31 percent and 41 percent, respectively, of Scripps and Journal Media Group. Scripps shareholders also will receive a $60 million special cash dividend as part of the deal.

•	With strong balance sheets, both public companies will be well positioned to make further investments and acquisitions with expected net leverage of about 2x at closing for Scripps and no debt at Journal Media Group.

•	The transaction is expected to generate about $35 million in combined synergies, resulting in substantial long-term cost savings, and create long-term value for shareholders.

CINCINNATI and MILWAUKEE (July 30, 2014) – The E.W. Scripps Company (NYSE: SSP) and Journal Communications (NYSE: JRN) have agreed to merge their broadcast operations and spin off and then merge their newspapers, creating two focused and separately traded public companies that offer long-term opportunities to create value for shareholders.

The merged broadcast and digital media company, based in Cincinnati, will retain The E.W. Scripps Company name, and the Scripps family shareholders will continue to have voting control. The company will have approximately 4,000 employees across its television, radio and digital media operations and is expected to have annual revenue of more than $800 million.

The newspaper company will be called Journal Media Group and will combine Scripps’ daily newspapers, community publications and related digital products in 13 markets with Journal Communications’ Milwaukee Journal Sentinel, Wisconsin community publications and affiliated digital products. The company, with expected annual revenue of more than $500 million and approximately 3,600 employees, will be headquartered in Milwaukee.

The Scripps and Journal Communications boards of directors have approved the stock-for-stock transactions, which are subject to customary regulatory and shareholder approvals.

The deal is expected to close in 2015.

“In one motion, we’re creating an industry-leading local television company and a financially flexible newspaper company with the capacity and vision to help lead the evolution of their respective industries,” said Rich Boehne, chairman, president and CEO of The E.W. Scripps Company, who will continue at the helm of Scripps. “Making the combinations even more appealing are the rich histories of these two organizations, both driven by a deep commitment to public service through enterprise journalism. For shareholders, this deal should unlock significant value as both companies gain efficiency, scale and more focus on the industry dynamics unique to these businesses.”

“This transaction will create two solid media businesses that will continue to serve their communities with a commitment to integrity and excellence that has been built over many years,” said Steven J. Smith, chairman and CEO of Journal Communications. “Journal’s radio and television stations will add depth and breadth to the Scripps TV group and additional expertise to its management team. The formation of the new Journal Media Group, headquartered in Milwaukee, will continue a tradition of exceptional print and digital journalism in 14 markets across the country. These companies will offer a combination of excellent local media assets and an incredible array of talent in our employees. We look to the future with great optimism and a continued sense of purpose in providing relevant, differentiated content to our local communities across the country.”

Journal Communications’ Class A and Class B shareholders will receive 0.5176 Scripps Class A Common shares and 0.1950 shares in Journal Media Group for each Journal Communications share. Scripps shareholders will receive 0.2500 shares in Journal Media Group for each Class A Common Share and each Common Voting Share they hold in Scripps.

Journal Communications shareholders will own approximately 31 percent of The E.W. Scripps Company’s total shares following the merger. Scripps shareholders will retain approximately 69 percent ownership. The Scripps family will retain its controlling interest in The E.W. Scripps Company through its ownership of Common Voting shares. Scripps shareholders will own 59 percent of the new newspaper company, Journal Media Group, and Journal Communications shareholders will own 41 percent. Journal Media Group will have one class of stock and no controlling shareholder.

Scripps shareholders of record just prior to the closing will receive a $60 million special dividend.

The transaction is expected to be tax-free to shareholders of both companies.
The companies project about $35 million in combined transaction synergies in the near term.

Benefits for Scripps

The merger will create significant strategic and financial benefits for Scripps including:

•	Creating the opportunity for improving TV division margins;

•	Adding a profitable radio business;
•	Positioning the TV group in attractive markets across the country, including stations in eight important political states – Arizona, Colorado, Florida, Michigan, Missouri, Nevada, Ohio and Wisconsin;
•	Extending Scripps’ position as one of the largest owners of ABC-affiliated TV stations in the country by market reach, with 15 ABC affiliates, and expanding its affiliations to all of the Big Four networks;
•	Benefitting from co-ownership of TV and radio in five markets;
•	Leveraging high-quality journalism and Scripps’ original television programming across a larger geographic footprint; and
•	Maintaining a strong balance sheet, with expected net leverage at closing estimated at about 2x, allowing plenty of capacity for additional acquisitions.

The combination further leverages Scripps’ digital investments, adding large and attractive markets to the portfolio. The company is building and launching market-leading digital brands that serve growing digital media audiences in addition to supporting its on-air local news brands. It also recently acquired digital brands with national reach such as Newsy and DecodeDC that will benefit from the new geographic markets.

The Scripps National Spelling Bee will remain under the stewardship of The E.W. Scripps Company.

Benefits for Journal Media Group

The spinoff will create significant strategic and financial benefits for the combined newspaper operations, including:

•	Creating a powerful source of enterprise journalism and the opportunity for innovation in the industry;
•	Building upon a geographically diverse portfolio of strong local media brands in 14 attractive markets, including Naples, Fla.; Florida’s Treasure Coast; Knoxville; Memphis; and Milwaukee;
•	Leveraging best practices of each company across all functions to drive revenue growth, efficiency and cost effectiveness;
•	Increasing scale and financial flexibility, allowing Journal Media Group to navigate the ongoing transformation of the local media landscape; and
•	Establishing a solid balance sheet with $10 million of cash and no debt (Scripps is keeping substantially all qualified pension obligations).

Tim Stautberg, senior vice president, newspapers for Scripps, will become president, CEO and a director of Journal Media Group upon completion of the transaction. Steve Smith will become non-executive chairman of the board.

Wells Fargo Securities acted as exclusive financial advisor to Scripps, Evercore Partners acted as exclusive financial advisor to the Scripps family, and Methuselah Advisors acted as exclusive financial advisor to Journal Communications.

Conference call
Scripps and Journal senior managers will discuss the merger and spinoff with investors and analysts during a telephone conference call today at 9 a.m. (Eastern). To access a live audio webcast of the call, visit www.scripps.com, choose “Investor Information” then follow the link in the “Calendar” section.

During the call, managers will refer to a PowerPoint presentation with details of the deal. That presentation can be found at www.scripps.com or www.journalcommunications.com.

To access the conference call by telephone, dial (800) 288-8974 (U.S.) or (612) 332-0632 (International), approximately 10 minutes before the start of the call. Callers will need the name of the call (“Scripps call”) to be granted access. Callers also will be asked to provide their name and company affiliation. The media and general public are provided access to the conference call on a listen-only basis.

 A replay line will be open from 11 a.m. today until 11:59 p.m. Thursday, Aug. 7. The domestic number to access the replay is 1-800-475-6701 and the international number is 1-320-365-3844. The access code for both numbers is 333280.

A replay of the conference call will be archived and available online for an extended period of time following the call. To access the audio replay, visit www.scripps.com approximately four hours after the call, choose “Investor Information” then follow the “Audio Archives” link at the top of the page.

About Scripps
The E.W. Scripps Company (www.scripps.com) serves audiences and businesses through a growing portfolio of television, print and digital media brands. Scripps owns 21 local television stations as well as daily newspapers in 13 markets across the United States. It also runs an expanding collection of local and national digital journalism and information businesses including online multi-source video news provider Newsy. Scripps also produces television programming, runs an award-winning investigative reporting newsroom in Washington, D.C., and serves as the long-time steward of one of the nation’s longest-running and most successful educational programs, Scripps National Spelling Bee. Founded in 1879, Scripps is focused on the stories of tomorrow.

About Journal
Journal Communications, Inc. headquartered in Milwaukee, Wisconsin, is a diversified media company with operations in television and radio broadcasting, publishing and digital media.  Journal owns and operates or provides services to 14 television stations and 35 radio stations in 11 states.  In addition, Journal publishes the Milwaukee Journal Sentinel, which serves as the only major daily newspaper for the metro-Milwaukee area, and several community newspapers in Wisconsin. In support of its strong local broadcasting and publishing brands, Journal operates a growing portfolio of digital media assets, from websites to apps to mobile products, that allow viewers, listeners and readers to access Journal’s original content anytime and from any device. Learn more at www.journalcommunications.com.

Carolyn Micheli, The E.W. Scripps Company, 513-977-3732
carolyn.micheli@scripps.com

Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed  transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps and Journal urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.

Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps and Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed  transactions; the possibility that the expected synergies and value creation from the proposed  transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed  transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps and/or Journal in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Neither Scripps nor Journal assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at  Scripps can be found in  Scripps’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.